Exhibit 99.46

PRESS RELEASE	December 8, 2020

Largo Resources Launches Largo Clean Energy; Creating a Leading, Vertically Integrated and Sustainable Renewable Energy Storage Provider

•             Launch of Largo Clean Energy creates an industry-leading, vertically integrated vanadium redox flow battery (“VRFB”) business to provide clean energy storage systems to the fast-growing, long-duration renewable energy storage market

•             Acquisition of 12 patent families previously owned by VionX Energy Corp. (“VionX Energy”) with coverage in key jurisdictions to enable Largo Clean Energy to deploy VionX Energy’s battery systems under Largo Clean Energy’s VCHARGE± branding

•             Onboarding of core technical team members previously employed by VionX Energy with decades of VRFB expertise

•             Over US$150 million of investment by VionX Energy in commercially proven VRFB technology and operational optimizations

•             VCHARGE± System: Combination of patented VRFB electrolyte processing technology, utilization of industry-leading flow battery stack technology and supply of Largo’s high purity vanadium required in the manufacturing of vanadium electrolyte will result in unparalleled competitive advantages

•             Provides Largo Resources with additional commercial and growth opportunities for its high purity vanadium products at attractive overall economics

•             Aligned with Largo Resources’ goal of contributing to a lower carbon future through the advancement of renewable energy storage deployments worldwide

•             Opportunity to significantly increase additional shareholder value

•             Webcast and conference call to discuss Largo Clean Energy and VCHARGE± technology transaction: Wednesday, December 9, 2020 at 10:00 a.m. ET

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to announce the launch of Largo Clean Energy Corp. (“Largo Clean Energy”), a newly formed company in Delaware (U.S.) whose aim will be to provide safe, long-duration vanadium redox flow battery systems for the fast-growing global renewable energy storage market. Largo Clean Energy has acquired superior VRFB technology that was previously owned by VionX Energy, a company that had been involved in the renewable energy storage market since 2002.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “The acquisition of patented VRFB electrolyte processing technology along with the utilization of industry-leading flow battery stack design and supply of Largo’s reliable, high purity vanadium has culminated in the formation of a uniquely positioned renewable energy storage business. We have also hired key team members previously employed by VionX Energy who we believe have developed one of the most advanced VRFB technologies in the world and when combined with Largo Resources’ proven operational and commercial capabilities, will result in immediate synergies and unparalleled competitive advantages. We are very pleased to welcome this new team into our organization and following the launch of Largo Clean Energy, we expect to drive new VRFB adoption worldwide and capture greater market share of the rapidly growing renewable energy storage sector. This forward-thinking approach also provides new and existing investors with a rare opportunity to capture value from a vertically integrated renewable energy storage investment with a focus on reducing carbon emissions worldwide.” He continued: “The patented VRFB technology and proprietary vanadium electrolyte processing system can deliver cost-competitive performance over a 20+ year life cycle with nominal degradation. In general, the VRFB is intrinsically safe with no fire risk from thermal runaway. Additionally, the contained vanadium electrolyte can be recycled for reuse in other VRFB installments at the end of the battery life. We are confident that these essential attributes make VRFB applications one of the safest and most sustainable options offered in the renewable energy storage market.”

He concluded: “Looking ahead, we are very excited to begin working with this advanced VRFB technology to capitalize on new renewable energy storage opportunities around the world. Largo’s revenues will continue to be largely driven by sales in the global steel industry and high purity aerospace and chemical markets—but as vanadium demand from global VRFB deployments expands in the coming years, we expect significant growth in the VRFB sector. The launch of Largo Clean Energy also provides Largo with additional flexibility to deploy more of its high purity vanadium production into energy storage products. Our goal is to continue contributing to a lower carbon future through the supply of our exceptionally high-quality vanadium products and through the deployment of Largo Clean Energy’s VCHARGE± systems.”

Largo Clean Energy — A Leading, Vertically Integrated Renewable Energy Storage Provider

The launch of Largo Clean Energy creates a vertically integrated energy storage provider for the growing renewable energy storage market. Global energy storage capacity is estimated to grow at a compound annual growth rate (“CAGR”) of 31%, recording over 741 gigawatt-hours (“GWh”) of cumulative capacity by 2030(1). The VRFB has emerged as a preferred renewable energy storage system for industrial and commercial microgrids, renewables integration, EV charging and grid applications. Through the combination of Largo’s unrivalled high purity vanadium products and today’s launch of Largo Clean Energy’s VRFB business, the Company is confident that it is well positioned to capture a significant portion of future renewable energy storage demand going forward.

Solving a Fundamental Vanadium Supply Problem Associated with VRFB Deployments

The VRFB is well-known for its technical and economic merits, but a fundamental issue that plagues most VRFB deployment projects is the secure and reliable supply of high purity vanadium. We believe that the launch of Largo Clean Energy helps to solve this problem by combining industry leading VRFB technology with Largo’s world class supply of high purity vanadium. Additionally, Largo’s cost-efficient expansion plans are expected to support the anticipated future demand of Largo Clean Energy’s VCHARGE± deployments.

Flexible Use of Largo’s High Purity Vanadium Products

We believe the formation of Largo Clean Energy leverages Largo’s unique position as one of the world’s highest-quality vanadium producers. In building a VRFB business, Largo is moving downstream in order to diversify its product and customer base, and increase its flexibility in any vanadium price environment.

VCHARGE± System: Advanced VRFB Technology with Unrivaled Performance

Largo Clean Energy will utilize the patented flow battery stack technology and proprietary vanadium electrolyte processing technology it now has at its disposal to further develop and deploy its VCHARGE± battery systems with a view of providing safe and continuous energy storage over a 20+ year life cycle with nominal degradation.

•                  The VCHARGE± battery system can be comprised of 4, 6, 8, 10 and 20 megawatt-hour (“MWh”) high-quality, modular energy storage options;

•                  Stack Power Density Unmatched: The VCHARGE± battery system is based on a proprietary vanadium electrolyte processing system combined with patented flow battery stack technology, allowing for 3 times higher power density than most other competitors;

•                  Cost-Competitiveness Advantage: The VCHARGE± battery system can deliver unrivaled Levelized Cost of Storage at discharge durations greater than 4 hours due to low capital and operating costs, and from a product life of over 20+ years with almost no performance degradation;

•                  One of the Safest Battery Solutions: The VCHARGE± battery system technology has been proven safe for use in urban applications in proximity to adjacent structures and densely populated areas due to its inherent non-flammability;

•                  Sustainability: Electrolyte contained within a VRFB has a 100% depth of discharge without any damage to the battery system. There is also the ability to re-use vanadium electrolyte at the end of the battery’s life which results in a more sustainable battery option as compared with competitors.

•                  Disruptive and Exclusive Battery IP: Largo Clean Energy has acquired the battery technology developed by VionX Energy which provides a competitive advantage;

•                  Proven Durability: The VCHARGE± product durability has been proven and validation of commercial design has been completed;

•                  Long-life: The VCHARGE± battery system will employ a modular architecture based on 1 megawatt (“MW”) power and 2 MWh energy building blocks that have been engineered to meet grid reliability standards and have undergone significant durability testing demonstrating up to 40 years of stack life.

Transaction Summary — Key Terms

Largo Clean Energy entered into an asset purchase agreement dated effective November 25, 2020 (the “Purchase Agreement”) pursuant to which it has now acquired certain assets of VionX Energy, including 12 patent families (the “Assets”) out of an assignment for the benefit of creditors under Massachusetts law. Closing of the purchase of the Assets was conditional upon Largo Clean Energy entering into the License Agreement (as defined below) which occurred today. The Assets were acquired for deemed net consideration equal to US$3,862,000 that was satisfied through the issuance of 2,518,453 common shares of Largo (at a deemed price per common shares of CAD$1.035, being the 5-day VWAP prior to the execution of the Purchase Agreement) and 3,622,007 share purchase warrants of Largo, which have an exercise price of CAD$1.30 and a term of five years. In connection with the transaction, Largo Clean Energy has also entered into a non-exclusive license agreement (the “License Agreement”) with Raytheon Technologies Corporation in respect of certain technology used by Largo Clean Energy.

Vanadium Redox Flow Batteries: Critical to Harnessing Clean Energy Generation

Largo believes the VRFB stands out above other battery contenders as being most ideally suited for large-scale utility, commercial and industrial renewable energy storage applications. The VRFB contains a vanadium electrolyte liquid solution that stores and releases large amounts of energy—and in most cases simultaneously—over long periods of time. Unlike a conventional battery, a VRFB uses a vanadium electrolyte to store energy in separated storage tanks, not in the power cell of the battery. During operation these electrolytes are pumped through a stack of power cells, or membranes, where an electrochemical reaction takes place and electricity is produced.

The VRFB’s strengths lie within its longevity, lack of degradation in performance over time (even after many thousands of cycles), non-flammability, 100% depth of discharge without any damage to the battery system and the ability to re-use the vanadium electrolyte at the end of the battery’s life. The electrolyte solution employed in the VRFB is non-volatile — it is neither flammable, nor explosive as a result of its high water content and has very little, or no self-discharge current, which offers a very high degree of operational safety compared to other battery energy storage systems. This inherent non-flammability of the water-based electrolyte used in VRFBs makes them ideal for deployment in densely populated areas, airports, schools and wooded areas where mitigating the safety risk caused by fire and smoke is paramount.

Suitable for both grid and decentralized energy applications, the VRFB is one of the preferred battery energy storage technologies that provides an effective solution to address the challenges associated with grid modernization and stabilization, as well as renewable energy integration. VRFBs can also be employed in utility-scale energy storage projects, micro-grids, renewable energy generation integration, grid smoothing, backup power and in remote and off-grid power applications.

To learn more about vanadium redox flow batteries and the growing global energy storage market, please visit the About Vanadium section of our website at www.largoresources.com.

Webcast and Conference Call Details

Largo Resources’ management will host a webcast and conference call on Wednesday, December 9, 2020, at 10:00 a.m. ET, to discuss the Largo Clean Energy and VCHARGE± battery technology transaction highlights.

Conference Call Details:

Date:	December 9, 2020
Time:	10:00 a.m. ET
Webcast Link	https://produceredition.webcasts.com/starthere.jsp?ei=1412837&tp_key=2d9e303880
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Conference ID:	15966189
Website:	To view press releases or any additional financial information, please visit our Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

About Largo Clean Energy

Largo Clean Energy aims to become a leading supplier of safe, durable, long-duration grid-scale vanadium redox flow batteries (VRFB) for the fast-growing global renewable energy storage market. Our VCHARGE± battery systems use patented battery technology and proprietary vanadium electrolyte processing to provide customers with a fully integrated and cost-competitive renewable energy storage system comprised of power conditioning, system control and thermal management subsystems. Our VCHARGE± battery systems are designed to operate at 3 times higher power density than most other competitors and have been proven non-flammable and safe. The VCHARGE± battery system also offers a unique, long-duration discharge of up to 10 hours at full rated power delivering unmatched performance over a 20+ year life cycle with no degradation. For more information, please visit www.largocleanenergy.com.

About Largo Resources

Largo Resources is a leading, vertically integrated producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, which are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen

Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery systems. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain  our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

(1) Wood Mackenzie, Global energy storage outlook: H2 2020, September 30, 2020; https://www.woodmac.com/press-releases/global-energy-storage-capacity-to-grow-at-cagr-of-31-to-2030/